SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  2)

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

March 31, 2003 and 2002

(Expressed in Canadian dollars)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
		March 31	December 31
		2003	2002

ASSETS

Current
Cash and cash equivalents		$334,568	$40,681
Marketable securities		11,813	61,918
Sundry receivable		109,369	62,724
Prepaid expenses and deposits		48,788	38,606

		504,538	203,929

Mineral interests (Note 4)		100	100

Discount on convertible debenture (Note 6)		94,762	-

Capital assets (Note 3)		78,918	82,672

		$678,318	$286,701

LIABILITIES

Current
Accounts payable and accrued liabilities		$378,698	$431,444

Convertible debenture		580,600	-

		959,298	431,444

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (Note 5)		10,842,933	10,836,933

Contributed surplus (Note 6)		102,853	6,148

Deficit		(11,226,766)	(10,987,824)

		(280,980)	(144,743)

		$678,318	$286,701
Commitments (Note 9)
Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
Three Months Ended March 31, 2003 and 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	2003	2002

Interest and sundry income	$319	$8,094

Exploration costs	66,678	113,374

Administrative expenses
Accounting and audit	-	4,000
Advertising	991	1,621
Amortization of capital assets	6,191	6,638
Amortization of discount on convertible debenture	972	-
Consulting fees	5,000	1,950
Interest on discount on convertible debenture	3,966	-
Legal	5,043	2,359
Listing, filing and transfer agents	16,014	9,201
Management fees	9,063	17,767
Office and miscellaneous	3,085	23,020
Property investigation	23,113	18,222
Promotion and government relations	27,880	1,861
Rent	17,127	20,405
Salaries and benefits	48,916	48,696
Stock based compensation	971	-
Telephone	1,040	1,747
Travel and transportation	3,211	-
Foreign exchange loss	-	1,826

	172,583	159,313

Operating loss	(238,942)	(264,593)

Write down of marketable securities	-	(4,868)

Loss for the year	(238,942)	(269,461)

Deficit, beginning of year	(10,987,824)	(9,699,615)

Deficit, end of year	$(11,226,766)	$(9,969,076)

Loss per share - basic and diluted	$(0.01)	$(0.02)

Weighted average number of common shares
outstanding - basic and diluted	18,582,835	16,380,123

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statement of Cash Flows
Three Months Ended March 31, 2003 and 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	2003	2002

Cash flows from (used in) operating activities
Loss for the year	$(238,942)	$(269,461)
Adjustment for items not involving cash:
- amortization	6,191	10,438
- loss (gain) on sale of marketable securities	-	4,868
- stock based compensation	971	-
- amortization of discount on convertible debenture	972	-
Change in non-cash working capital items:
- sundry receivable	(46,645)	23,476
- prepaid expenses and deposits	(10,182)	(37,946)
- accounts payable and accrued liabilities	(52,746)	(8,644)

	(340,381)	(277,269)

Cash flows from financing activities
Convertible debenture	580,600	-
Shares issued for cash	6,000	-

	586,600	-

Cash flows from (used in) investing activities
Acquisition of capital assets	(2,437)	(9,012)
Proceeds from sales of marketable securities	50,105	533,925
Purchase of marketable securities	-	(433,926)

	47,668	90,987

Increase (decrease) in cash and cash equivalents	293,887	(186,282)

Cash and cash equivalents, beginning of year	40,681	214,827

Cash and cash equivalents, end of year	$334,568	$28,545

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

1.         Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2.        Change in Accounting Policies

a.

Effective January 1, 2002, the Company adopted prospectively a new standard for the accounting for Stock-based compensation and other stock-based payments ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by the CICA Handbook, Section 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant.  The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The adoption of the new accounting policy has no cumulative effect on the prior year's financial statements.

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

2.

Change in Accounting Policies   (continued)

a.

Effective January 1, 2001, the Company has changed its accounting policy to write off exploration costs until such time as reserves are proven.  The result is a writedown of the Company's previously capitalized mineral interests to a nominal value.

The change in accounting policy has been accounted for retroactively.  The effect of the change in policy is to reduce the mineral interest value at December 31, 2001 by $2,450,305, increase the opening deficit at January 1, 2001 by $2,281,370 and to increase the loss for the year ended December 31, 2001 by $168,835.

b.

Effective January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants.  The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount.  Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.  Therefore, basic and diluted earnings (loss) per share would be the same.

3.

Significant Accounting Policies

a.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). All material inter-company balances have been eliminated.

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

3.

Significant Accounting Policies   (continued)

b.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

c.

Capital Assets

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis

Amortization is provided at half the annual rate in the year of acquisition.

d.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at March 31, 2003 and December 31, 2002, cash equivalents consist of bank redeemable term investment certificates.

e.

Marketable Securities

Marketable securities are stated at the lower of cost and market value.  As at March 31, 2003, marketable securities consist of bonds issued by the Government of Canada.  The market value is $11,813 (December 31, 2002 - $61,918).

f.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

3.

Significant Accounting Policies   (continued)

g.

Foreign Currency Transactions

The Company maintains its accounting records in its functional currency (i.e., Canadian dollars).  It translates foreign currency transactions into its functional currency in the following manner:

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

h.

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

i.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

4.

Mineral Interests

(a)

The White Silver Mountain properties are located in Gansu Province, China.  A joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), was formed to hold the above mineral interests.  In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties.

(b)

The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

4.

Mineral Interests  (continued)

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31 2002	January 1 to March 31, 2003 Exploration costs	Costs incurred to March 31, 2003
Currently active properties:
- White-Silver Mountain	$1,349,354	$ 8,089	$1,357,443
- Inner Mongolia - BYC - Inner Mongolia - Gobi Gold	- 1,158,745	249 58,340	249 1,217,085
	2,508,099	66,678	2,574,777
Inactive properties:
- Heavenly Mountains	436,519	-	436,519
- Emperor's Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	437,019	-	437,019

	2,945,118	66,678	3,011,796
Expensed exploration costs	(2,945,018)	(66,678)	(3,011,696)
	$ 100	-	$ 100

5.

Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

18,610,123

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Shares	Amount
Balance December 31, 2001 and 2000	16,380,123	$10,286,933
Issued pursuant to a private placement at $0.25 per share	2,200,000	550,000
Balance December 31, 2002 and 2001	18,580,123	$10,836,933
Issued to employee for stock option exercised at $0.20 per share	30,000	6,000
Balance, March 31, 2003	18,610,123	$10,842,933

(c)

As at March 31, 2003, 2,991,322 (2002 - 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

(d)

Stock options outstanding at March 31, 2003 are as follows:

Number of Shares	Exercise Price	Expiry Date
255,000	$0.55	January 2, 2006
506,500	$0.55	March 5, 2006
150,000	$0.55	July 16, 2006
973,000	$0.55	October 8, 2006
100,000	$0.55	December 1, 2006
97,300	$0.55	March 6, 2007
49,500	$0.55	June 20, 2007
1,266,400	$0.20	November 27, 2006
180,000	$0.25	February 5, 2005
50,000	$0.55	July 22, 2005
3,627,700

Each option entitles the holder to acquire one share of the Company.

6.

Convertible Debenture

During the period, the Company completed a convertible debenture financing of $580,600.  The debenture will pay interest at a rate of 10% per year and will mature in five years.  The debenture will be convertible at any time at the option of the debenture holders into common shares of the Company at a conversion rate of $0.40 per share and the converted common shares will be subject to a one-year hold period from March 6, 2003.  The Company holds the option to pay interest on the debenture in the form of cash or common shares.

In the application of the CICA Accounting Recommendations 3860: Financial Instruments to the above convertible debt instruments, $95,734 equity elements has been attributed to the equity instrument.  Accordingly, the Company recorded $95,734 contributed surplus and discount on convertible debenture.  The discount on convertible debenture is amortized based on the interest method over the term of the debenture.  During the period, the Company recorded $3,966 interest on convertible debenture and $972 amortization of discount on convertible debenture.

    7.         Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2003	2002

Management fees	$ 9,063	$ 17,767
Exploration costs	16,890	19,733
	25,953	$37,500

(b)

Accounts payable of $37,468 (2002 - 61,965) is due to a director or a corporation controlled by a director of the Company.

8.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $865,072, as follows:

2003	$ 182,914
2004	201,345
2005	203,409
2006	207,537
2007	69,867

The Company has entered into two sub-lease agreements for a portion of its leased premises and anticipates recovering approximately $108,000 per annum.

(a)

The Teck-Cominco Agreements

The Company has entered into agreements with Teck Corporation ("Teck") and Cominco Ltd. ("Cominco"), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements").

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a property deemed to be a development property.  After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

9.

Financial Instruments

The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments.  The fair value of marketable securities is equivalent to the market value.  The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB.  The Company is not exposed to significant interest risk.  The Company places its marketable securities with government debt securities and is subject to minimal credit risk.  The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

QUARTERLY AND YEAR

 END REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC

British Columbia Securities Commission

Incorporated As Part:_______        Schedule A

                         X               Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
MINCO MINING & METALS CORP.	March 31, 2003	2003 May 30
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
#1980 - 1055 West Hastings St. Vancouver, BC V6E 2E9	604.688.8030	604.688.8002
Contact Person	Contact's Position	Contact's Telephone No.
Ken Cai	President & CEO	604.688.8002
Contact Email Address info@minco-mining.com	Web Site Address www.minco-mining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

Director's Signature "William Meyer"	Print Full Name: William Meyer	Date Signed YY/MM/DD 03/05/30
Director's Signature "Ken Z. Cai"	Print Full Name Ken Z. Cai	Date Signed YY/MM/DD 03/05/30

MINCO MINING & METALS CORPORATION

Quarterly Report Supplementary Information

For the Quarter Ending March 31, 2003

SCHEDULE B:

1.		Analysis of Expenses and Deferred costs - see Note 4 to attached Financial Statements

2.		Related party transactions - see Note 7 to attached Financial Statements

3.		Summary of securities issued and options granted during the period - 30,000 options were exercised

	a)	Summary of Securities Issued - see Note 5 and Note 6 to attached Financial Statements
	b)	Stock Options granted during the period - 844,000 Options. 30,000 Options were exercised during the first quarter.

4.		Summary of securities as at the end of reporting period.

	a)	Description of authorized share capital.
Authorized share capital - 100,000,000
Issued share capital at March 31, 2003 - 18,610,123

	b)	Number and recorded value for shares outstanding.
At March 31, 2003 issued and outstanding common shares was 18,610,123 valued at $10,842,933

	c)	Share purchase warrants outstanding as at March 31, 2003: Nil

	d)	Shares held in escrow as at March 31, 2003: 2,991,322

5.		List the names of the directors and officers as at the date of this report:

Directors and Officers: Position Held:
Ken Cai President, CEO and Director William Meyer Chairman of the Board, Director
Robert Callander Director
Hans J. Wick Director
Mar Bergstrom Corporate Secretary Anna Liu Treasurer & Controller
Stephen Kubota Manager Investor Relations

Schedule "C": Management Discussion

Minco Mining & Metals Corporation

For the Quarter ending March 31, 2003

Project Activity

For this reporting period, the Company focused its project activity on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain (WSM) polymetallic project in Gansu Province, China. Exploration costs for the period totaled $66,678 with $58,340 spent on Gobi Gold and $8,089 spent on White Silver Mountain.

The Phase-1 exploration program on the Gobi Gold project has significantly increased the area of gold mineralization.  Drilling and trench sampling along strike has increased the known continuous gold mineralization by over 500 metres, and is open to depth and along strike.  An on-site review of the exploration data was conducted after the completion of Phase-1, the review report recommended that Phase-2 drilling program focus on the north-south structural zones or feeder zones to the mineralizing system which is known to extend from the discovery pit north to the Chinese mining area and is open to the north of the Chinese operation and south of Minco's discovery pit.  A 2000 metre drill program will test, by at least 3 fences of drill holes, the trace of the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese Mine and Minco's Discovery Pit.

In addition, The Company signed an agreement with Inner Mongolia Bureau of Non-Ferrous Metals and Exploration to acquire the majority interest in the BYC gold project located in central Inner Mongolia, China.  Minco can earn a 75% interest in the BYC Project by spending 12million RMB (approximately C$2.4 million) over four years.  At BYC, gold occurs along a 12 km. long system of structurally controlled, shear hosted mineralization. Gold mineralization is localized in well-defined shear zones and their related extensional vein sets in at least 4 discrete zones along an intrusive-sediment contact.  The Inner Mongolian Bureau of Non-Ferrous Metals and Exploration has mapped more than 100 gold showings some of which returned very high values (eg. 71g/t Au over 9 metres and 4.22 g/t Au over 6 metres).  Recent check sampling returned values of 1.0 to greater than 30 g/t Au and generally confirmed the previous Chinese data.

In January 2003, the Company announced the completion of its first round of due diligence of the BYC gold project, which included a check sampling program.  Testing generally confirmed the previous Chinese assay data of approximately 100 surface exposures of gold mineralization.

As of March 31, 2003, the Company has increased its interest in the White Silver Mountain project to 43%. Total expenditures on the project to date are C$3.776 million, including C$2.3 million funded by Teck Cominco Limited.  Minco can earn 80% interest in the project by spending US$4.8 million on the project over six years.

The Company's near-term objective is to define a 5 million tonne reserve, which can be placed into production in a cost effective and timely manner by using Baiyin Non-Ferrous Metals Corporation's extensive milling and smelting facilities on the property.

In addition, the Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Financial Activity

During the first quarter 2003, the Company spent a total of $66,678 on its properties in China.  Total administrative expenses were $172,583 compared to $159,313 for the year 2002.  The slight increase of $13,270 was due to increased property investigation, listing and filing fees and investor relation costs.

For the first three months 2003, consulting fees totaled $5,000 compared to $1,950 in 2002 as an external consultant was engaged in investor relation program.  Salaries and benefits maintained at $48,916 compared to $48,696 in 2002.  Rent cost decreased to $17,127 from $20,405 for the same period 2002 as a result of partial office space subleasing.  Management fees and salaries paid to its directors totaled $9,063 compared to $17,767 in 2002.  In addition, the Company incurred exploration expenses of $16,890 to its directors or corporations controlled by them, compared to paid expenses of $19,733 for the same period in year 2002.

Net loss from operations for the first quarter 2003 was $(238,942) or $0.01 per share.  Net loss from operations for the first quarter 2002 was $(269,461) or $0.02 per share.

Miscellaneous Items

During this reporting period, the Company renewed its efforts to enhance corporate visibility in security market.

In March 2003, 30,000 stock options were exercised by an employee at $0.20 per share.

On March 6, 2003, the Company closed a convertible debenture financing of $580,600.  The debenture will pay interest at a rate of 10% per year and will mature in five years.  The debenture will be convertible at any time at the option of the debenture holders into common shares of the Company at a conversion rate of $0.40 per share and the converted common shares will be subject to a one-year hold period from the date of closing.  The Company holds the option to pay interest on the debenture in the form of cash or common shares.  Proceeds of the transaction are to be used for general operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    June 2, 2003

William Meyer